Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

FOR IMMEDIATE RELEASE

Media Contact:

Deborah Spak, (224) 948-2349

Investor Relations Contact:

Clare Trachtman, (224) 948-3085

Information Agent:

D.F. King & Co.

800-622-1649 (toll-free in the United States)

212-269-5550 (for banks and brokers

BAXTER ANNOUNCES PRELIMINARY RESULTS OF

BAXALTA EXCHANGE OFFER

DEERFIELD, Ill., May 19, 2016 – Baxter International Inc. (NYSE: BAX) (“Baxter”) announced today the preliminary results of Baxter’s previously announced offer to exchange up to 13,360,527 shares of common stock of Baxalta Incorporated (NYSE: BXLT) (“Baxalta”) that are currently owned by Baxter for shares of Baxter common stock. The exchange offer expired at 11:59 p.m., New York City time, on May 18, 2016. Under the terms of the exchange offer, for each share of Baxter common stock that is validly tendered and not validly withdrawn by a stockholder and that is accepted by Baxter pursuant to the exchange offer, Baxter will deliver 1.1591 shares of Baxalta common stock to or at the direction of such tendering stockholder.

According to the exchange agent, Computershare Trust Company, N.A., 304,329,090 shares of Baxter common stock were validly tendered and not validly withdrawn in the exchange offer, including 155,758,371 shares that were tendered by notice of guaranteed delivery. Baxter has accepted 11,526,638 of the tendered shares in exchange for the 13,360,527 shares of Baxalta common stock owned by Baxter

BAXTER ANNOUNCES PRELIMINARY RESULTS OF EXCHANGE OFFER – Page 2

and offered for exchange. Because the exchange offer was oversubscribed, Baxter accepted only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders (excluding certain plan participants in Baxter savings plans) who beneficially own “odd-lots” (less than 100 shares) of Baxter common stock and who have validly tendered all of their shares and made the appropriate election will not be subject to proration in accordance with the terms of the exchange offer. Following the completion of the exchange offer, all 13,360,527 shares of Baxalta common stock owned by Baxter will have been distributed to Baxter stockholders who validly tendered their shares in the exchange offer, and Baxter will not hold any shares of Baxalta common stock.

Based on the total number of shares of Baxter common stock reported to be validly tendered and not validly withdrawn prior to the expiration of the exchange offer, it is estimated that approximately 4 percent of the tendered shares of Baxter common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” shares that are not subject to proration. Baxter expects to announce the final proration factor promptly following the expiration on May 23, 2016 of the guaranteed delivery period. Shares of Baxter common stock tendered but not accepted for exchange will be returned to the tendering stockholder in book-entry form promptly after the final proration factor is announced.

BAXTER ANNOUNCES PRELIMINARY RESULTS OF EXCHANGE OFFER – Page 3

Promptly after the final proration factor is announced, the exchange agent will credit shares of Baxalta common stock for distribution in the exchange offer in book-entry form to accounts maintained by the Baxalta transfer agent for tendering stockholders who have validly tendered and not validly withdrawn their shares of Baxter common stock. Payments in lieu of fractional shares of Baxalta common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

For more information about the exchange offer, please contact the information agent, D.F. King.

About Baxter

Baxter International Inc. (NYSE: BAX) provides a broad portfolio of essential renal and hospital products, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. Baxter’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. Baxter’s employees worldwide are building upon Baxter’s rich heritage of medical breakthroughs to advance the next generation of healthcare innovations that enable patient care.

Forward-Looking Statements

This press release includes forward-looking statements, including with respect to the completion of the exchange offer. Use of the words “may,” “will,” “would,” “could,” “should,” “believes” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this press release, other than statements of historical facts, are forward-looking statements that involve certain risks and uncertainties. Factors that could cause actual results or events to differ materially from those anticipated include the matters described

BAXTER ANNOUNCES PRELIMINARY RESULTS OF EXCHANGE OFFER – Page 4

in Baxter’s and Baxalta’s filings with the Securities and Exchange Commission (the “SEC”). All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter or Baxalta or their respective subsidiaries or businesses or operations. Baxter undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

Important Notices and Additional Information

In connection with the transaction, Baxalta has filed with the SEC a registration statement on Form S-4 containing a prospectus and Baxter has filed with the SEC a Schedule TO, in each case as amended, which more fully describe the terms and conditions of the exchange offer. The registration statement on Form S-4 was declared effective by the SEC on May 13, 2016. Investors and security holders may obtain a free copy of the prospectus and other documents filed by Baxter and Baxalta with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC may also be obtained, as applicable, from Baxter at www.baxter.com or Baxalta at www.baxalta.com. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of the prospectus.

# # #